# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: John Hancock Comvest Private Income Fund, CIK 0001987221
CUSIP: 03116F309
Title of class of securities: Common Shares of Beneficial Interest - Class I
Address of issuer's principal executive offices: 360 S. Rosemary Avenue, Suite 1700, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001988855

## Reporting persons
- Manulife Private Credit Plus Fund: type of reporting person: investment company (IV); citizenship or place of organization: United States (X1); sole voting power 1,672,168; shared voting power 0; sole dispositive power 1,672,168; shared dispositive power 0; aggregate amount beneficially owned 1,672,168 (8% of the class)
  Comment: IV

## Item 1. Issuer
Name of issuer: John Hancock Comvest Private Income Fund
Address of issuer's principal executive offices: 360 S. Rosemary Avenue, Suite 1700, West Palm Beach Florida 33401

## Item 2. Person Filing
Name of person filing: Manulife Private Credit Plus Fund
Address of principal business office or, if none, residence: 200 Berkeley Street, Boston, MA 02116
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 1,672,168
Percent of class: 8%
Sole power to vote or to direct the vote: 1,672,168
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,672,168
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Manulife Private Credit Plus Fund: /s/ Betsy Anne Seel, Betsy Anne Seel, Assistant Secretary (07/06/2026)